As filed with the Securities and Exchange Commission on July 2, 2010
  Registration No. 333-166824

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

Pre-Effective Amendment No. 1 to
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
________________________

VERTRO, INC.
(Exact name of registrant as specified in its charter)

Delaware	88-0348835
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification Number)
________________________

143 Varick Street
New York, New York 10013
(212) 231-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
________________________

John B. Pisaris
General Counsel
Vertro, Inc.
5220 Summerlin Commons Blvd.
Fort Myers, Florida  33907
(239) 321-5791
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
________________________

Copies of Correspondence to:

William J. Kelly, Jr., Esq.
Jeremy D. Siegfried, Esq.
Porter, Wright, Morris & Arthur LLP
41 South High Street, Suite 2800
Columbus, Ohio 43215-6194
(614) 227-2000
(614) 227-2100 (fax)
wjkelly@porterwright.com
________________________

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” and “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller
reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

Subject to completion, dated July 2, 2010

PRELIMINARY PROSPECTUS

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

VERTRO, INC.

5,000,000 Shares

Common Stock

This prospectus relates to shares of common stock of Vertro, Inc. that may be sold by AGS Capital Group, LLC, the selling stockholder identified in this prospectus.  The shares of common stock offered under this prospectus by AGS Capital Group, LLC are issuable to AGS Capital Group, LLC pursuant to a Reserved Equity Financing Agreement or REF Agreement between AGS Capital Group, LLC and us, dated May 10, 2010.   We are registering the offer and sale of the shares to satisfy registration rights we have granted to AGS Capital Group, LLC.  We will not receive any proceeds from the sale of these shares by AGS Capital Group, LLC.  We will bear all costs associated with this registration statement.

AGS Capital Group, LLC may sell shares of common stock described in this prospectus in a number of different ways and at varying prices.  We provide more information about how AGS Capital Group, LLC may sell its shares of common stock in the section entitled “Plan of Distribution.”  AGS Capital Group, LLC is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the Securities Act), in connection with the resale of our common stock under the REF Agreement.  AGS Capital Group, LLC will pay us 92% of the lowest volume weighted average price of the common stock during the five consecutive trading days immediately following the date of our notice to AGS Capital Group, LLC of our election to sell shares to AGS Capital Group, LLC pursuant to the REF Agreement.

Our shares of common stock are traded on the NASDAQ Capital Market under the symbol “VTRO.”  On July 1, 2010, the closing sale price of our common stock was $0.4899 per share.
____________________

This investment involves risk.  See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is                          , 2010

PROSPECTUS SUMMARY

This summary highlights information described more fully elsewhere in this prospectus.  You should read the entire prospectus carefully. Investing in our securities involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” included herein.

About this Prospectus

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission, or the Commission, utilizing a “shelf” registration process.  This prospectus relates to shares of common stock of Vertro, Inc. that may be sold by AGS Capital Group, LLC, the selling stockholder identified in this prospectus.  The shares of common stock offered under this prospectus by AGS Capital Group, LLC are issuable to AGS Capital Group, LLC pursuant to a Reserved Equity Financing Agreement, or REF Agreement, between AGS Capital Group, LLC and us, dated May 10, 2010.  We are registering the offer and sale of the shares to satisfy registration rights we have granted to AGS Capital Group, LLC.  We will not receive any proceeds from the sale of these shares by AGS Capital Group, LLC.  We will bear all costs associated with this registration statement.  This prospectus provides you with a general description of the securities that may be offered by AGS Capital Group, LLC, the selling stockholder, and may be supplemented from time to time.  These prospectus supplements may add, update or change information contained in this prospectus.  To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the prospectus supplement.  You should read both this prospectus and any prospectus supplement, including all documents incorporated herein or therein by reference, together with additional information described under “Where You Can Find More Information and Incorporation by Reference.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplements.  You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement.  This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.  You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.

In this prospectus, “we,” “us,” “our” and “Vertro” refer to Vertro, Inc. and its subsidiaries.

About Vertro, Inc.

We are an Internet company that owns and operates the ALOT product portfolio.  ALOT offers home page, desktop application and Internet browser toolbar products, which are marketed under the ALOT brand.  Our customizable ALOT Homepage, Desktop and Toolbar products are designed to ‘Make the Internet Easy’ for consumers by providing direct access to affinity content and search results.  ALOT has millions of live users across its product portfolio. Together these users conduct high-volumes of type-in search queries, which ALOT monetizes through third-party search and content agreements.

We were organized under the laws of the State of Nevada in October 1995 under the name Collectibles America, Inc. and, in June 1999, we merged with BeFirst Internet Corporation, a Delaware corporation (“BeFirst”). As a result of the merger, BeFirst became our wholly-owned subsidiary.  On June 17, 1999, we changed our name to BeFirst.com and, in September 1999, we changed our name again to FindWhat.com.  In September 2004, we reincorporated from the State of Nevada to the State of Delaware, as a result of a merger.  The reincorporation did not cause any change in our personnel, management, assets, liabilities, net worth, or the location of our headquarters. In June 2005, we created one global brand name—MIVA, and recently offered a range of products and services through two divisions—MIVA Direct and MIVA Media.  On March 12, 2009, we sold certain assets relating to our MIVA Media division, and we no longer operate the MIVA Media business.  On June 9, 2009, we changed our name from MIVA, Inc. to Vertro, Inc. and rebranded our MIVA Media business to the ALOT brand.

Our headquarters is located at 143 Varick Street, New York, New York 10013, and our telephone number is (212) 231-2000.  Our corporate website is www.vertro.com.  This reference to our website is a textual reference only.  We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

Reserve Equity Financing Agreement

On May 10, 2010, we entered into a Reserve Equity Financing Agreement, or REF Agreement, with AGS Capital Group, LLC, pursuant to which AGS Capital Group, LLC committed to purchase, from time to time over a period of two years, shares of our common stock for cash consideration of up to $2.0 million, subject to certain conditions and limitations discussed below.  In connection with the REF Agreement, we also entered into a registration rights agreement with AGS Capital Group, LLC, dated May 10, 2010.  We have not engaged in prior securities transactions with AGS Capital Group, LLC or any affiliates of AGS Capital Group, LLC.  The following description of the REF Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the complete REF Agreement, which we have included as an exhibit to our Current Report on Form 8-K, dated May 10, 2010, and filed with the SEC on May 11, 2010.

The shares of common stock that may be issued to AGS Capital Group, LLC under the REF Agreement will be issued pursuant to an exemption from registration under the Securities Act.  Pursuant to the registration rights agreement, we have filed a registration statement, of which this prospectus is a part, covering the possible resale by AGS Capital Group, LLC of a portion of the shares that we may issue to AGS Capital Group, LLC under the REF Agreement.  The number of shares we are registering is based in part on a good faith estimate by us of the number of shares we might issue to AGS Capital Group, LLC under the REF Agreement, and such number was agreed to between AGS Capital Group, LLC and us i n the registration rights agreement. We based this 5,000,000 share estimate on the trading range of our common stock prior to entering into the REF Agreement so that there would be a sufficient number of shares registered to cover the entire $2.0 million financing.  Because of possible changes in our stock price, trading volume, and capital needs, as well as the market overall, the number of shares that we are currently registering for issuance may be significantly higher or lower than the number we ultimately sell under the REF Agreement and, consequently, the number resold by AGS Capital Group, LLC under his prospectus.

We may file subsequent registration statements covering the resale of additional shares of our common stock issuable pursuant to the REF Agreement after we have substantially completed the sale to AGS Capital Group, LLC under the REF Agreement of the shares subject to this registration statement.

For a period of 24 months from the effectiveness of the registration statement of which this prospectus is a part, we may, from time to time, at our discretion, and subject to certain conditions that we must satisfy, draw down funds under the REF Agreement by selling shares of our common stock to AGS Capital Group, LLC up to an aggregate of $2.0 million, subject to various limitations that may reduce the total amount available to us. The purchase price of these shares will be 92% of the lowest “VWAP” of the common stock during the Pricing Period, which is the five consecutive trading days after we give AGS Capital Group, LLC a notice of an advance of funds, or Advance, under the REF Agreement.  The “VWAP” means, as of any date, the daily dollar volume weighted average price of our common stock as reported by Bloomberg, L.P. or comparable financial news service.

The amount of an Advance will automatically be reduced by 40% for each day during the Pricing Period that the VWAP for that day does not meet or exceed 98% of the average closing price of our common stock for the ten trading days prior to the notice of Advance, which is referred to as the Floor Price.  In addition, the Advance will automatically be reduced by 20% if trading in our common stock is halted for any reason during the Pricing Period.

Our ability to require AGS Capital Group, LLC to purchase our common stock is subject to various conditions and limitations. The maximum amount of each Advance is equal to the greater of $500,000 or 500% of the quotient obtained by dividing the average daily trading volume for the ten days immediately preceding the notice of Advance, as reported by Bloomberg or comparable financial news service, by the VWAP.  In addition, a minimum of five calendar days must elapse between each notice of Advance.

            Before AGS Capital Group, LLC is obligated to buy any shares of our common stock pursuant to a notice of Advance, the following conditions, none of which is in AGS Capital Group, LLC’s control, must be met:

•
The registration statement (which includes this prospectus) shall have previously become effective and shall remain effective in accordance with and subject to the terms of the registration rights agreement;

•
We shall have obtained all permits and qualifications required by any applicable state in accordance with the registration rights agreement for the offer and sale of the shares of common stock, or shall have the availability of exemptions therefrom. The sale and issuance of the shares of common stock shall be legally permitted by all laws and regulations to which we are subject;

•
We shall have filed with the SEC in a timely manner all reports, notice and other documents required of a reporting company under the Securities Exchange Act of 1934, as amended (the Exchange Act), and applicable SEC regulations;

•	We shall have paid any unpaid fees under the REF Agreement;
•	There shall not be any fundamental changes to the information set forth in the registration statement which are not already reflected in a post-effective amendment to the registration statement;
•
We shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the REF Agreement and the registration rights agreement to be performed, satisfied or complied with by us;

•
No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of or which would materially modify or delay any of the transactions contemplated by the REF Agreement, and no proceeding shall have been commenced that may have the effect of prohibiting the consummation of or materially modify or delay any of the transactions contemplated by the REF Agreement;

•
The common stock is trading on a principal market (as defined in the REF Agreement, and including the NASDAQ Capital Market). The trading of the common stock is not suspended by the SEC or the principal market. The issuance of shares of common stock with respect to the applicable closing will not violate the stockholder approval requirements of the principal market. We shall not have received any notice threatening the continued quotation of the common stock on the principal market and we shall have no knowledge of any event which would be more likely than not to have the effect of causing the common stock to not be trading or quoted on a principal market;

•
The amount of an Advance shall not exceed the Maximum Advance Amount. In no event shall the number of shares issuable to AGS Capital Group, LLC pursuant to an Advance cause the aggregate number of shares of common stock beneficially owned by AGS Capital Group, LLC and its affiliates to exceed 9.99% of the then outstanding shares of our common stock. Any portion of an Advance that would cause AGS Capital Group, LLC to exceed the ownership limitation in the prior sentence shall automatically be withdrawn. For the purposes of this provision, beneficial ownership is calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended.  If required by the Principal Market, until we obtain the requisite approval of our stockholders in accordance with Delaware law, no more than 19.9% of our common stock may be issued and sold pursuant to the REF Agreement;

•	We have no knowledge of any event which would be more likely than not to have the effect of causing such registration statement to be suspended or otherwise ineffective at closing;
•	No shares may be sold under an Advance if the price of our common stock is less than $0.12 per share;
•	No shares may be sold under an Advance if the VWAP on any day during the Pricing Period is less than any Hard Floor Price that we set in an Advance Notice; and
•	AGS Capital Group, LLC shall have received an Advance notice executed by an officer of ours and the representations contained in such Advance notice shall be true and correct.

There is no guarantee that we will be able to meet the foregoing conditions or any other conditions under the REF Agreement or that we will be able to draw down any portion of the amounts available under the REF Agreement.

The Registration Statement covers only 5,000,000 shares of common stock under the REF Agreement.  The entire share requirement for the full $2.0 million under the REF Agreement would be approximately 4,347,827 shares based on an assumed VWAP of $0.50 less the 8.0% discount.  If we decide to issue more than 5,000,000 shares, we will need to file one or more additional registration statements with the SEC covering those additional shares.

The REF Agreement contains representations and warranties by us and AGS Capital Group, LLC that are typical for transactions of this type.  AGS Capital Group, LLC agreed that during the term of the REF Agreement, AGS Capital Group, LLC will not enter into or execute any short sale of any shares of our common stock as defined in Regulation SHO promulgated under the Exchange Act.  The REF Agreement also contains a variety of covenants by us that are typical for transactions of this type.

The REF Agreement obligates us to indemnify AGS Capital Group, LLC for certain losses resulting from a misrepresentation or breach of any representation or warranty made by us or breach of any obligation of ours. AGS Capital Group, LLC also indemnifies us for similar matters.

On or prior to the first business day following the effective date of the registration statement covering this prospectus, we will pay AGS Capital Group, LLC a fee of $80,000 in shares of our common stock, based on the average closing price for the 10 trading days preceding the date of the REF Agreement, or 141,593 shares. We have also paid AGS Capital Gourp, LLC a due diligence fee of $15,000 in cash.

We may terminate the REF Agreement effective upon fifteen trading days’ prior written notice to AGS Capital Group, LLC, provided that there are no Advances outstanding, and we have paid all amounts owed to AGS Capital Group, LLC pursuant to the REF Agreement. The obligation of AGS Capital Group, LLC to make an Advance to us pursuant to the REF Agreement will terminate permanently if there shall occur any stop order or suspension of the effectiveness of the Registration Statement for an aggregate of 50 trading days, or we at any time fail materially to comply with certain covenants specified in the REF Agreement and such failure is not cured within 30 days after receipt of written notice from AGS Capital Group, LLC, subject to certain exceptions.

The issuance of our shares of common stock under the REF Agreement will have no effect on the rights or privileges of existing holders of common stock except that the economic and voting interests of each stockholder will be diluted as a result of the issuance of our shares.  Although the number of shares of common stock that stockholders presently own will not decrease, these shares will represent a smaller percentage of our total shares that will be outstanding after any issuances of shares of common stock to AGS Capital Group, LLC.  If we draw down amounts under the REF Agreement when our share price is decreasing, we will need to issue more shares to raise the same amount than if our stock price was higher.  Such issuances will have a dilutive effect and may further decrease our stock price. An example of the effect of issuing shares when our stock price is comparatively low is set forth below.

Under the REF Agreement, the purchase price of the shares to be sold to AGS Capital Group, LLC will be at a discount of 8.0% from the lowest VWAP of our common stock for each of the five trading days following our election to sell shares to AGS Capital Group, LLC. The table below illustrates an issuance of shares of common stock to AGS Capital Group, LLC under the REF Agreement for a hypothetical draw down amount of $100,000 following the Pricing Period at an assumed lowest VWAP of $0.50, which is equal to the closing price of our common stock on the Nasdaq Capital Market on June 29, 2010.

Draw Down			Price to be Paid by AGS Capital	Number of Shares
Amount	VWAP	% Discount	Group, LLC	to be Issued
$100,000	$0.50	8%	$0.46	217,392

By comparison, if the VWAP of our common stock was lower than $0.50, the number of shares that we would be required to issue in order to have the same draw down amount of $100,000 would be larger, as shown by the following table:

Draw Down			Price to be Paid by AGS Capital	Number of Shares
Amount	VWAP	% Discount	Group LLC	to be Issued
$100,000	$0.45	8%	$0.414	241,546

Accordingly, the dilutive effect of the second example outlined above from the first example outlined above, would be an additional 24,154 shares issued due to the lower stock price.  In effect, a lower price per share of our common stock means a higher number of shares to be issued to AGS Capital Group, LLC, which equates to greater dilution of existing stockholders. The effect of this dilution may, in turn, cause the price of our common stock to decrease further, both because of the downward pressure on the stock price that would be caused by a large number of sales of our shares into the public market by AGS Capital Group, LLC, and because our existing stockholders may disagree with a decision to sell shares to AGS Capital Group, LLC at a time when our stock price is low, and may in response decide to sell additional numbers of shares, further decreasing our stock price.

The following table shows the hypothetical effect on the number of shares required for an Advance for the value of the full $2.0 million commitment under the REF Agreement, in the event the common stock price declines by 25%, 50% and 75% from the assumed VWAP closing price of $0.50, which is equal to the closing price of our common stock on the NASDAQ Capital Market on June 29, 2010.

		Price Decreases By
	06/29/2010	25%	50%	75%
VWAP during the Pricing Period (as defined above)	$0.50	$0.38	$0.25	$0.13
Purchase Price (defined above as 92% of the VWAP)	$0.46	$0.3496	$0.23	$0.1196
Number of Shares Subject to the REF Agreement if 100% of the REF Agreement is Advanced.	4,347,827	5,720,824	8,695,653	16,722,409

We entered into the REF Agreement primarily with the intention to use it as a means to increase our stockholders’ equity so as to regain compliance with a continued listing requirement of the NASDAQ Capital Market.   On June 16, 2010, we received written confirmation from the NASDAQ Office of General Counsel, Hearings that we have met the $2.5 million stockholders’ equity requirement for continued listing on The NASDAQ Stock Market, as required by an April 9, 2010, NASDAQ Listing Qualifications Panel decision.  Pursuant to its authority under NASDAQ Listing Rule 5815(4)(A), the Panel will continue to monitor our stockholders’ equity and has imposed a Hearings Panel Monitor for that purpose, which will extend until June 14, 2011.  Although we are currently in compliance with the stockholders’ equity continued listing requirement, we intend to use the REF Agreement, if necessary, as a means to increase stockholders’ equity if we believe we run the risk of running afoul of this continued listing requirement in the future.  Given our recent compliance with the stockholders’ equity continued listing requirement and the nature of the REF Agreement, however, it appears unlikely that we will draw down the full $2.0 million.  In addition, as reflected above, if our share price declines significantly and we still desire to draw down on the REF Agreement, we may need to file one or more additional registration statements.

In addition, we have yet to comply with a second requirement that our share price close above $1.00 for ten consecutive trading days before September 13, 2010.  At our 2010 annual meeting of stockholders held on June 10, 2010, our stockholders approved a resolution to authorize our Board of Directors, in their sole and absolute discretion without further action of the stockholders, to amend the our Amended and Restated Certificate of Incorporation to implement a reverse stock split of our common stock, $0.001 par value per share, at a ratio of between 1-for-2 and 1-for-5 at any time prior to December 31, 2010.  It is the intention of the Company to use this authority, if necessary, to the extent necessary to attain compliance with the minimum share price listing requirement prior to September 13, 2010.

In the event that we were delisted from the NASDAQ Capital Market, our common stock would become significantly less liquid, which would likely adversely affect its value.  Under the REF Agreement, we are unable to make any draws under the equity line unless we are listed or quoted on a “Principal Market,” which includes the NASDAQ Capital Market and the OTC Bulletin Board.  In the event that we are delisted from the NASDAQ Capital Market, we believe that our common stock will likely be quoted on the OTC Bulletin Board, which would allow us to continue to access the equity line under the REF Agreement, provided we meet all other conditions set forth therein.

In January 2010, we engaged America’s Growth Capital, LLC or AGC to act as placement agent on an exclusive basis in connection with a placement of our securities.  AGC will receive a cash commission equaling 7% of the total proceeds received by us from the sale of securities sold to AGS Capital Group, LLC.  In addition, we have already paid AGC a $50,000 retainer.  The placement agent agreement also contains customary mutual indemnification provisions.

RISK FACTORS

An investment in our common stock involves a high degree of risk.  You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision.  If any of the following risks actually occurs, our business, financial condition or results of operations could suffer.  In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

One paid listings provider, which is a competitor of ours, accounts for a significant portion of our consolidated revenue and any adverse change in that relationship would likely result in a significant decline in our revenue and our business operations could be significantly harmed.

In December 2006, we entered into an agreement with Google pursuant to which we agreed to utilize Google’s paid listings and algorithmic search services for approved ALOT websites and applications. We renewed our agreement with Google in November 2008 for a two year term beginning on January 1, 2009.  We receive a share of the revenue generated by the paid listing services supplied to us from Google. The amount of revenue we receive from Google depends on a number of factors outside of our control, including the amount Google charges for advertisements, the depth of advertisements available from Google, and the ability of Google’s system to display relevant ads in response to our end-user queries.   For the quarter ended March 31, 2010, Google accounted for approximately 88% of our consolidated revenue from continuing operations.  Our agreement with Google contains broad termination rights. Google also competes with our ALOT business.  If (i) we fail to have websites and applications approved by Google; (ii) Google’s performance deteriorates, (iii) we violate Google’s guidelines, or (iv) Google exercises its termination rights, we likely will experience a significant decline in revenue and our business operations could be significantly harmed.  If any of these circumstances were to occur, we may not be able to find another suitable alternate paid listings provider or otherwise replace the lost revenues.

The success of ALOT is dependent on our ability to maintain and grow our active consumer base.

Our ALOT division operates a portfolio of consumer-oriented interactive products including toolbars, homepages and desktop applications. ALOT derives the majority of its revenue from advertisements directed towards consumers. The amount of revenue generated by ALOT is dependent on our ability to maintain and grow our active consumer installed base.  Factors that could negatively influence our ability to maintain and grow our active consumer base include, but are not limited to, government regulation, acceptance of our toolbar products by consumers, the availability of advertising to promote our toolbar products, third-party designation of our toolbar and/or other products as undesirable or malicious, user attrition, competition, and sufficiency of capital to purchase advertising.  For example, advertising spend at ALOT, which is used to promote and acquire consumers, was strategically reduced throughout 2009 to meet acquisition cost targets and to ensure cash balances were maintained and conserved.  If we are unable to maintain and grow our active consumer base, it could have a material adverse effect on our business, financial condition, and results of operations.

We deliver advertisements to users from third-party ad networks that expose our users to content and functionality over which we don’t have ultimate control.

We display to users pay-per-click, banner, cost per acquisition, and other forms of Internet advertisements that come from third-party ad networks.  We do not control the content and functionality of such third-party advertisements and, while we provide guidelines as to what types of advertisements are acceptable to us, there can be no assurance that such advertisements will not contain content or functionality that is harmful to our relationship with our users.  Our inability to control what types of advertisements get displayed to our users could have a material adverse effect on our business, financial condition, and results of operations.

Our business is dependent upon our ability to deliver qualified leads to Google, our primary paid listings provider.

Our primary paid listings provider utilizes ALOT to deliver high quality Internet traffic to its advertisers. We believe our primary paid listings provider will only use our services if we deliver high quality Internet traffic. If our primary paid listings provider is not satisfied with the quality of Internet traffic delivered from us it may take remedial action. We may not be successful in delivering high quality traffic to our primary paid listings provider, which could have a material adverse effect on our business, financial position, and results of operations.

New technologies could limit the effectiveness of our products and services, which would harm our business.

New technologies may be developed by others that can block the display of ads or sponsored listings or prevent Internet users from downloading our products. Since most of our net revenue is derived from fees paid to us by our advertising feed provider, ad-blocking or similar technology could materially adversely affect our results of operations.

Our business is difficult to evaluate because we have recently sold a significant portion of our business and operate in an emerging and rapidly evolving market.

We began operating our business in 1998 and since that time we have undergone significant changes:

•	we launched the Findwhat.com Network (which subsequently became MIVA Media US) in September 1999;
•
in 2004, we acquired several companies, including a U.S. performance-based, keyword-targeted advertising business (B & B Advertising, which subsequently became a part of MIVA Media); a provider of performance-based, keyword-targeted Internet advertising services in Europe (espotting, which subsequently became a part of MIVA Media); and a desktop software company (Comet Systems, that is now our ALOT division);

•	in March 2009, we sold our MIVA Media business, which accounted for 61.2% of our consolidated revenues for the fiscal year ended December 31, 2008.

Accordingly, we have a limited operating history upon which an investor can make an evaluation of the likelihood of our success. As of March 12, 2009, we operate only the ALOT business.  Moreover, we derive nearly all of our net revenue from online advertising, which is a rapidly evolving market. An investor should consider the likelihood of our future success to be speculative in light of our limited operating history, as well as the problems, limited resources, expenses, risks, and complications frequently encountered by similarly situated companies in emerging and changing markets, such as e-commerce. To address these risks, we must, among other things:

•	maintain and increase our user base;
•	implement and successfully execute our business and marketing strategy;
•	continue to develop and upgrade our technology;
•	continually update and improve our service offerings and features;
•	find and integrate strategic transactions;
•	respond to industry and competitive developments; and
•	attract, retain, and motivate qualified personnel.

We may not be successful in addressing these risks, particularly as some of these are largely outside of our control. If we are unable to do so, our business, financial condition, and results of operations would be materially and adversely affected.

We continue to develop new initiatives related to current and future product and service offerings that may not meet our expectations in terms of the viability, success, or profitability of such initiatives.

We have and continue to pursue new initiatives related to current and proposed product and service offerings in an effort to stay aligned with the dynamic e-commerce marketplace.  There can be no assurance that any of these initiatives will be timely, viable, successful, and profitable or will enjoy the same margins as our historical business. An investor should consider the likelihood of our future success with respect to these and other initiatives to be speculative in light of our limited history in successfully developing, introducing, and commercially exploiting new initiatives of this nature, as well as the problems, limited resources, expenses, risks, and complications frequently encountered by similarly situated companies in emerging and changing markets, such as e-commerce, with respect to the development and introduction of initiatives of this nature. Any inability by us to successfully develop, introduce, or implement these or other products or services could materially adversely affect our business, financial condition, and results of operations.

We have recently divested our MIVA Media Division pursuant to an Asset Purchase Agreement and we have certain ongoing obligations to the buyer.

In March 2009, we sold our MIVA Media division pursuant to an Asset Purchase Agreement.  Under the terms of the Asset Purchase Agreement, we made certain representations and warranties and covenants in favor of the buyer and we have certain indemnification obligations to the buyer.  Because the transaction was structured as an asset purchase, we also retained potential liability to third parties for the pre-closing operation of the MIVA Media business.  These obligations and retained liabilities could subject us to potential claims in the future, which could result in the diversion of management’s time and attention and could cause us to incur expenditures defending ourselves against such claims or could cause us to have to make payments to the buyer or third parties.

In addition, in connection with the MIVA Media Sale, we agreed to provide to the buyer and receive from the buyer certain transition services.  Examples of services under the arrangement include finance, accounting, technology, office space, expense reimbursement and similar matters that were substantially completed by November 30, 2009.  If (i) the buyer of our MIVA Media division breaches its obligations under these agreements, (ii) we are unable to fulfill our obligations to provide services, or (iii) we are unable to obtain required consents to the transactions, it could materially adversely affect our business, financial condition, and results of operations.

We have in the past and may in the future implement restructuring programs, which may subject us to claims and liabilities.

Over the past few years, we have implemented a number of restructuring programs to reduce our headcount, reduce expenses and streamline our operations.  We may implement further restructurings in the future.  These restructurings may subject us to claims and liabilities from employees and third parties, which could result in us making payments to such persons and could materially adversely affect our financial condition.

We face substantial and increasing competition in the market for Internet-based marketing services.

We face substantial competition in every aspect of our business, and particularly from other companies that seek to connect people with information on the Internet and provide them with relevant advertising and commerce-enabling services, either directly or through a network of partners. Some of our principal competitors include IAC, MSN, Google, Yahoo!, Answers.com, Incredimail, Infospace and Conduit.com. Some of our principal competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, personnel, and other resources than we have. These competitors historically have developed and expanded their portfolios of products and services more rapidly than we have. In addition, these and other competitors may have or obtain certain intellectual property rights that may interfere with or prevent the use of one or more of our business models. These and other competitors can use their experience and resources against us in a variety of competitive ways, including by acquiring complementary companies or assets, investing aggressively in research and development, and competing more aggressively for consumers. We expect that these competitors will increasingly use their financial and technological resources to compete with us.

Additionally, to the extent we pursue strategic transactions, we may compete with other companies with similar growth strategies, some of which may be larger and have greater financial and other resources than we have. Competition for any such acquisition targets likely also will result in increased prices of acquisition targets and a diminished pool of companies available for acquisition.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive.

Our success depends on providing products and services that provide consumers with a high quality Internet experience. Our competitors are constantly developing innovative Internet products. As a result, we must continue to seek to enhance our technology and our existing products and services and introduce new high-quality products and services that businesses and/or consumers will use. Our success will depend, in part, on our ability to:

•	enhance and improve the responsiveness and functionality of our Internet products and our other primary traffic services;
•
license, develop or acquire technologies useful in our business on a timely basis, to enhance our existing services and develop new services and technology that address the increasingly sophisticated and varied needs of the business; and

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

Because our markets are still developing and rapidly changing, we must allocate our resources based on our predictions as to the future development of the Internet and our markets. These predictions ultimately may not prove to be accurate. If our competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing services, technology and systems may become obsolete and we may not have the funds or technical know-how to upgrade our services, technology, and systems. If we are unable to predict user preferences or industry changes, or to modify our products and services on a timely basis, we may lose consumers, which could cause a material adverse effect on our business, financial condition, and results of operations.

If we fail to grow or manage our growth, our business will be adversely affected.

To succeed, we must grow. We may make additional acquisitions in the future as part of our growth initiatives. These may include acquisitions of international companies or other international operations. We have limited experience in acquiring and integrating companies, and we may also expand into new lines of business in which we have little or no experience. Additionally, we may fail to achieve anticipated synergies from such acquisitions. Accordingly, our growth strategy subjects us to a number of risks, including the following:

•
we may incur substantial costs, delays, or other operational or financial problems in integrating acquired businesses, including integrating each company’s accounting, management information, human resource, and other administrative systems to permit effective management;

•	we may not be able to identify, acquire, or profitably manage any additional businesses;
•	with smaller acquired companies, we may need to implement or improve controls, procedures, and policies appropriate for a public company;
•	the acquired companies may adversely affect our consolidated operating results, particularly since some of the acquired companies may have a history of operating losses;
•	acquisitions may divert our management’s attention from the operation of our businesses;
•	we may not be able to retain key personnel of acquired businesses;
•	there may be cultural challenges associated with integrating employees from our acquired companies into our organization; and
•	we may encounter unanticipated events, circumstances, or legal liabilities.

Any of these factors could materially adversely affect our business, financial condition, and results of operations.

We may not be able to return to our historical growth rates and operating margins in the future.

In 2004, we grew rapidly through multiple acquisitions and a significant merger and these events assisted in achieving higher than normal growth rates.  In March 2009, we divested a significant portion of our business through the sale of our MIVA Media division.  We may not be able to return to the 2004 historical growth rates and our future growth rates may continue to decline as a result of various factors.  Additionally, our growth rate could continue to decline into and throughout 2010, due to, among other things:

•	operating in an environment of increased competition both domestically and internationally;
•
increased expenditures for certain aspects of our business as a percentage of our net revenues, which may include product development expenditures, sales, advertising, and marketing expenses, and increased public company costs; and

•	increased expenditures as a result of our divested operations.

We depend on third parties for certain software and services to operate our business.

We depend on third-party software and services to operate our business. Although we believe that several alternative sources for this software are available, any failure to obtain and maintain the rights to use such software on commercially reasonable terms would have a material adverse effect on our business, financial condition, and results of operations. We also are dependent on third parties to provide Internet services to allow us to connect to the Internet with sufficient capacity and bandwidth so that our business can function properly and our websites can handle current and anticipated traffic. We currently have contracts with certain telecommunications providers for these services. Any restrictions or interruption in our connection to the Internet, or any failure of these third-party providers to handle current or higher volumes of use, could have a material adverse effect on our business, financial condition, and results of operations, and our brand could be damaged if clients or prospective clients believe our system is unreliable. Any financial or other difficulties our providers face may have negative effects on our business, the nature and extent of which we cannot predict. We exercise little control over these third party vendors, which increases our vulnerability to problems with the services they provide. We have experienced occasional system interruptions in the past and we cannot assure you that such interruptions will not occur again in the future.

Our technical systems are vulnerable to interruption, security breaches, and damage, which could harm our business and damage our brands if our clients or prospective clients believe that our products are unreliable.

Our systems and operations are vulnerable to damage or interruption from fire, floods, hurricanes, power loss, telecommunications failures, break-ins, sabotage, computer viruses, penetration of our network by unauthorized computer users, or “hackers,” and similar events. Any such events could interrupt our services and severely damage our business. The occurrence of a natural disaster or unanticipated problems at our technical operations facilities could cause material interruptions or delays in our business, loss of data, or render us unable to provide services to our customers. In addition, we may be unable to provide services and access to websites due to a failure of the data communications capacity we require, as a result of human error, natural disaster, or other operational disruptions. The occurrence of any or all of these events could materially adversely affect our business, financial condition, and results of operations, and damage our brands if clients or prospective clients believe that our products are unreliable.

Our intellectual property rights may not be protectable or of significant value in the future.

We depend upon confidentiality agreements with specific employees, consultants, and subcontractors to maintain the proprietary nature of our technology. These measures may not afford us sufficient protection, and others may independently develop know-how and services similar to ours, otherwise avoid our confidentiality agreements, or produce patents and copyrights that would materially adversely affect our business, financial condition, and results of operations.

Legal standards relating to the validity, enforceability, and scope of the protection of certain intellectual property rights in Internet-related industries are uncertain and still evolving. The steps we take to protect our intellectual property rights may not be adequate to protect our future intellectual property. Third parties may also infringe or misappropriate any copyrights, trademarks, service marks, trade dress and other proprietary rights we may have. Any such infringement or misappropriation could have a material adverse effect on our business, financial condition, and results of operations.

In addition, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, or otherwise decrease the value of our trademarks and other proprietary rights, which may result in the dilution of the brand identity of our services.

Our business has historically been and may continue to be partially subject to seasonality, which may impact our quarterly growth rate.

We have historically experienced, and may continue to experience, seasonal fluctuations in the number of click-throughs to advertisements available to ALOT.  Historically, during the first quarter and the early part of the fourth quarter of each calendar year, we realize more activity than during the second and third quarters, and late in the fourth quarter due to increased overall Internet usage related to colder weather and holiday purchases. These seasonal fluctuations may continue in the future.

We are subject to a patent settlement and license agreement from Yahoo! for certain portions of a divested business.

We are subject to a patent settlement and license agreement from Yahoo! for certain portions of our MIVA Media business that were divested in March 2009. On August 15, 2005, we settled a patent infringement lawsuit brought by Overture Services (“Overture Services”) and Yahoo!, Inc. (collectively with Overture Services, “Yahoo!”) against us regarding U.S. Patent No. 6,269,361 and took a royalty bearing non-exclusive license from Yahoo! Regarding certain patents. We divested our MIVA Media business in March 2009; however, we are still subject to the terms of and have continuing obligations, including the payment of minimum royalty fees under the settlement and license agreement.  As of March 31, 2010, we have a minimum payment obligation totaling $400,000 through August 2010.  The settlement and license agreement contains terms and conditions that may be unacceptable to a third party and could negatively impact our ability to be sold or enter into a change of control transaction.

Our future liquidity and capital requirements are based on estimates and if we require additional capital we may not be able to secure additional financing.

Our future liquidity and capital requirements will depend on numerous factors. The pace of expansion of our operations will affect our capital requirements. We may also have increased capital requirements in order to respond to competitive pressures. In addition, we may need additional capital to fund acquisitions of complementary products, technologies, or businesses. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties and actual results could vary materially as a result of the factors described in this report. As we require additional capital resources, we may seek to sell debt securities or additional equity securities, draw on our existing bank line of credit, or obtain an additional bank line of credit. There can be no assurance that any financing arrangements will be available in amounts, or on terms, acceptable to us, if at all.

Our credit facility with Bridge Bank imposes significant restrictions. Failure to comply with these restrictions could result in the acceleration of a substantial portion of our debt, which we may not be able to repay or refinance.

In December 2009, we entered into a credit facility with Bridge Bank, N.A., which provides for up to $5.0 million in loans.  The credit facility contains a number of covenants that, among other things, requires us and certain of our subsidiaries to:

•	pay fees to the lender associated with the credit facility;
•	maintain our corporate existence in good standing;
•	grant the lender a security interest in our assets;
•	provide financial information to the lender; and
•	refrain from any transfer of any of our business or property (subject to customary exceptions).

Our ability to comply with the provisions of the credit facility will be dependent upon our future performance, which may be affected by events beyond our control. A breach of any of our covenants could result in a default under the credit facility. In the event of any such default, Bridge Bank could elect to declare all borrowings outstanding under the credit facility, together with any accrued interest and other fees, to be due and payable, as well as require us to apply all available cash to repay the amounts.  If we were unable to repay the indebtedness upon its acceleration, Bridge Bank could proceed against the underlying collateral. There can be no assurance that our assets would be sufficient to repay an amount in full, that we would be able to borrow sufficient funds to refinance the indebtedness, or that we would be able to obtain a waiver to cure any such default.

Virtually all of our debt is subject to variable interest rates; and therefore rising interest rates could negatively impact our business.

Borrowings under our credit facility bear interest at a variable rate. In addition, we may incur other variable rate indebtedness in the future. Carrying indebtedness subject to variable interest rates makes us more vulnerable to economic and industry downturns and reduces our flexibility in responding to changing business and economic conditions. Increases in interest rates on this indebtedness would increase our interest expense, which could adversely affect our cash flows and our ability to service our debt as well as our ability to grow the business.

Current borrowings, as well as potential future financings, may substantially increase our current indebtedness.

No assurance can be given that we will be able to generate the cash flows necessary to permit us to meet our payment obligations with respect to our debt. We could be required to incur additional indebtedness to meet payment obligations and there is no assurance that we would be able to secure such financing on acceptable terms or at all, especially in light of the current economic, credit, and capital market environment. Should we incur additional debt, among other things, such increased indebtedness could:

•	adversely affect our ability to expand our business, market our products, and make investments and capital expenditures;
•	adversely affect the cost and availability of funds from commercial lenders, debt financing transactions, and other sources; and
•	create competitive disadvantages compared to other companies with lower debt levels.

Any inability to service our fixed charges and payment obligations, or the incurrence of additional debt, would have a material adverse effect on our cash flows, business financial position, and results of operations.

We are subject to income taxes in both the United States and numerous international jurisdictions.

We are subject to income taxes in both the United States and numerous international jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable and appropriate, the final determination of tax audits and any related tax litigation could be materially different than that which is reflected in historical income tax provisions and accruals. Based on the results of tax audits or tax litigation, our income tax provision, net loss, or cash flows in the period or periods for which that determination is made could be materially adversely affected.

Risks Related to Our Industry

Regulatory and legal uncertainties could harm our business.

While there are currently relatively few laws or regulations directly applicable to Internet access, commerce, or commercial search activity, there is increasing awareness and concern regarding some uses of the Internet and other online services, leading federal, state, local, and international governments to consider adopting civil and criminal laws and regulations, amending existing laws and regulations, conducting investigations, or commencing litigation with respect to the Internet and other online services covering issues such as:

•	user privacy;
•	trespass;
•	defamation;
•	database and data protection;
•	limitations on the distribution of materials considered harmful to children;
•	liability for misinformation provided over the web;
•	user protection, pricing, taxation, and advertising restrictions (including, for example, limitation on the advertising on Internet gambling websites or of certain products);
•	delivery of contextual advertisements via connected desktop software;
•	intellectual property ownership and infringement, including liability for listing or linking to third-party websites that include materials infringing copyrights or other rights;
•	distribution, characteristics, and quality of products and services; and
•	other consumer protection laws.

Legislation also has been introduced in the U.S. Congress and some state legislatures that is designed to regulate spyware, which does not have a precise definition, but often defined as software installed on consumers’ computers without their informed consent and designed to gather and, in some cases, disseminate information about those consumers, including personally identifiable information. We do not rely on spyware for any purpose and it is not part of our product offerings, but the definition of spyware or proposed legislation relating to spyware may be broadly defined or interpreted to include legitimate ad-serving software, including toolbar offerings and other downloadable software currently provided by our ALOT division. Currently, legislation has focused on providing Internet users with notification of and the ability to consent or decline the installation of such software, but there can be no guarantee that future legislation will not provide more burdensome standards by which software can be downloaded onto consumers’ computers. Currently all downloadable software that we distribute requires an express consent of the consumer and provides consumers with an easy mechanism to delete the software once downloaded. However, if future legislation is adopted which makes the consent, notice, or uninstall procedures more onerous, we may have to develop new technology or methods to provide our services or discontinue those services in some jurisdictions or altogether. There is no guarantee we will be able to develop this new technology at all or in a timely fashion or on commercially reasonable terms.  The adoption of any additional laws or regulations, application of existing laws to the Internet generally or our industry, or any governmental investigation or litigation related to the Internet generally, our industry, or our services may decrease the growth of the Internet or other online services, which could, in turn:

•	decrease the demand for our services;
•	increase our cost of doing business;
•	preclude us from developing additional products or services;
•	result in adverse publicity to us; and
•
subject us to fines, litigation, or criminal penalties, enjoin us from conducting our business or providing any of our services, otherwise have a material adverse effect on our business, financial condition, and results of operations, or result in a substantial decline in the market price of our common stock.

The regulatory environment with respect to online marketing practices is also evolving. The Federal Trade Commission, or FTC, has increasingly focused on issues affecting online marketing, particularly online privacy and security issues. One of the key areas of focus for the FTC is the difference between spyware and ad-serving software, such as our downloadable toolbar applications.

New legislation, which could be proposed or enacted at any time in the future, new regulations or changes in the regulatory climate, or the expansion, enforcement, or interpretation of existing laws could prevent us from offering some or all of our services or expose us to additional costs and expenses requiring substantial changes to our business or otherwise substantially harm our business.

Due to the global nature of the Internet, it is possible that multiple state, federal, or international jurisdictions might inconsistently regulate Internet activities, which would increase our costs of compliance and the risk of violating the laws of a particular jurisdiction, both of which could have a material adverse effect on our business, financial condition, and results of operations.

We may face third party intellectual property infringement claims that could be costly to defend and result in the loss of significant rights.

Our current and future business activities may infringe upon the proprietary rights of others, and third parties may assert infringement claims against us, including claims alleging, among other things, copyright, trademark, or patent infringement. We are aware of allegations from time to time concerning these types of claims and in particular in respect of copyright and trademark infringement claims. While we believe that we have defenses to these types of claims under appropriate trademark legislation, we may not prevail in our defenses to any intellectual property infringement claims. In addition, we may not be adequately insured for any judgments awarded in connection with any litigation. Any such claims and resulting litigation could subject us from time to time to significant liability for damages, or result in the invalidation of our proprietary rights, which would have a material adverse effect on our business, financial condition, and results of operations. Even if we were to prevail, these claims could be time-consuming, expensive to defend, and could result in the diversion of our management’s time and attention.

Risks Relating to an Investment in Our Common Stock

Our failure to maintain continued listing compliance criteria in accordance with NASDAQ Marketplace Rules could result in NASDAQ delisting our common stock.

NASDAQ Marketplace Rules require us to have a minimum closing bid price of $1.00 per share for our common stock as well as maintaining certain stockholders equity, marketplace value, or other financial metric criteria.  We did not maintain compliance with the continued listing compliance criteria and we received notice from NASDAQ that we are not in compliance with Marketplace Rules, which could ultimately lead to the delisting of our common stock from the NASDAQ Global Market.  In December 2009, we received the delisting notification based on non-compliance with NASDAQ listing rules and we subsequently submitted an appeal to NASDAQ and were granted a hearing.  At that hearing in January 2010, we presented our plan to regain compliance with the listing requirements along with a request for an extension to June 2010 to execute that plan.  A favorable ruling on the appeal was issued in February 2010, under which we were transferred to the NASDAQ Capital Market and given until June 14, 2010 to comply with the cited issues.  Subsequent to the ruling in February 2010, the NASDAQ Listings Qualifications Panel granted the Company's subsequent request for an extension of time, as permitted under NASDAQ's Listing Rules, to comply with the $1.00 per share minimum bid price requirement for continued listing. In accordance with the Panel's decision, on or before September 13, 2010, the Company must evidence a closing bid price of $1.00 or more for a minimum of ten prior consecutive days. Under NASDAQ's rules, this date represents the maximum length of time that a Panel may grant to regain compliance.  On June 16, 2010, we received written confirmation from the NASDAQ Office of General Counsel, Hearings that we have met the $2.5 million stockholders’ equity requirement for continued listing on The NASDAQ Stock Market.  Pursuant to its authority under NASDAQ Listing Rule 5815(4)(A), however, the Panel will continue to monitor our stockholders’ equity and has imposed a Hearings Panel Monitor for that purpose, which will extend until June 14, 2011.

Even with our compliance with the stockholders’ equity requirement and the extension granted by NASDAQ with respect to our $1.00 per share minimum bid price, there is a risk we could not execute on our plan for regaining compliance, which ultimately could lead to the delisting of our stock.   In the event that we were delisted from the NASDAQ Capital Market, our common stock would become significantly less liquid, which would likely adversely affect its value.  Although our common stock would likely be traded over-the-counter or on pink sheets, these types of listings involve more risk and trade less frequently and in smaller volumes than securities traded on the NASDAQ Capital Market.

The market price of our common stock has been and may continue to be volatile.

The market price of our common stock has in the past and may in the future experience significant volatility as a result of a number of factors, many of which are outside of our control. Each of the risk factors listed in these Risk Factors, and the following factors, may affect the market price for our common stock:

•	our quarterly results and ability to meet analysts’ and our own published expectations;
•	our ability to continue to attract and retain users and paid listings providers;
•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations, and infrastructure;
•	patents issued or not issued to us or our competitors;
•	announcements of technological innovations, new services or service enhancements, strategic alliances, mergers, acquisitions, dispositions, or significant agreements by us or by our competitors;
•	commencement or threat of litigation or new legislation or regulation that adversely affects our business;
•	general economic conditions and those economic conditions specific to the Internet and Internet advertising;
•	our ability to keep our products and services operational at a reasonable cost and without service interruptions;
•	recruitment or departure of key personnel;
•	geopolitical events such as war, threat of war, or terrorist actions;
•	sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants; and
•	potential of industry consolidation in our sector.

Because our business is changing and evolving, our historical operating results may not be useful in predicting our future operating results. In addition, advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns. Also, online user traffic tends to be seasonal.

In addition, the stock market has experienced significant price and volume fluctuations that particularly have affected the trading prices of equity securities of many technology and Internet companies. Frequently, these price and volume fluctuations have been unrelated to the operating performance of the affected companies. Following periods of volatility in the market price of a company’s securities such as we have recently experienced, securities class action litigation is often instituted against such a company, as we have recently had a number of such suits instituted against us. See “We have had a number of purported class action lawsuits filed against us and certain of our officers and directors alleging violations of securities laws” below.  This type of litigation, regardless of the outcome, could result in substantial costs and a diversion of management’s attention and resources, which could materially adversely affect our business, financial condition, and results of operations.

Significant dilution will occur if outstanding options are exercised or restricted stock unit grants vest.

As of March 31, 2010, we had stock options outstanding to purchase a total of approximately 1.2 million shares at a weighted average price of $9.70 per share under our stock incentive plans.

Also, as of March 31, 2010, we had 1.2 million restricted stock units outstanding including approximately 0.4 million in restricted stock units that would vest upon our common stock reaching, and closing, at share prices ranging from $1.00 to $12.00 for ten consecutive trading days.  The remaining approximate 0.8 million restricted stock units will vest in equal increments on January 2 in years 2011, 2012 and 2013.  If outstanding stock options are exercised or restricted stock units vest, significant dilution will occur to our stockholders.

Our certificate of incorporation authorizes us to issue additional shares of stock, which could impede a change of control that is beneficial to our stockholders.

We are authorized to issue up to 200 million shares of common stock that may be issued by our board of directors for such consideration as they may consider sufficient without seeking stockholder approval, subject to stock exchange rules and regulations. Our certificate of incorporation also authorizes us to issue up to 500,000 shares of preferred stock, the rights and preferences of which may be designated by our board of directors. These designations may be made without stockholder approval. The designation and issuance of preferred stock in the future could create additional securities that have dividend and liquidation preferences prior in right to the outstanding shares of common stock. These provisions could be used by our board to impede a non-negotiated change in control, even though such a transaction may be beneficial to holders of our securities, and may deprive you of the opportunity to sell your shares at a premium over prevailing market prices for our common stock. The potential inability of our stockholders to obtain a control premium could reduce the market price of our common stock.

We have had a number of purported class action lawsuits filed against us and certain of our officers and directors alleging violations of securities laws.

In 2005, five putative securities fraud class action lawsuits were filed against us and certain of our former officers and directors in the United States District Court for the Middle District of Florida.  The complaints alleged that we and the individual defendants violated Section 10(b) of the Securities Exchange Act of 1934 (the "Act") and that the individual defendants also violated Section 20(a) of the Act as "control persons" of MIVA. Plaintiffs sought unspecified damages and other relief alleging generally that, during the putative class period, we made certain misleading statements and omitted material information.  The Court granted Defendants’ motion for summary judgment on November 16, 2009, and the court entered final judgment in favor of all Defendants on December 7, 2009.  On December 15, 2009, Plaintiffs filed a notice of appeal.

If it is determined that we or our officers or directors have engaged in the types of activities alleged by these plaintiffs, we and our officers and directors could be subject to damages and may be subject to further prosecution. Regardless of the outcome, these litigations could have a material adverse impact on us because of harm to our and our officers’ and directors’ reputations, defense costs, diversion of management’s attention and resources, and other factors.

A putative derivative action has been filed against certain of our officers and directors, purportedly on behalf of the Company.

On July 25, 2005, a stockholder, Bruce Verduyn, filed a putative derivative action purportedly on behalf of us in the United States District Court for the Middle District of Florida, against certain of our directors and officers. This action is based on substantially the same facts alleged in the securities class action litigation described above. The complaint is seeking to recover damages in an unspecified amount.

If it is determined that our officers or directors have engaged in the types of activities alleged in the putative derivative action, our officers and directors could be subject to damages and may be subject to further prosecution. We have agreed to indemnify our officers and directors in connection with the defense of this action. Accordingly, regardless of the outcome, this litigation could have a material adverse impact on us because of harm to our reputation, defense costs, diversion of management’s attention and resources, and other factors.

Risks Relating to the REF Agreement

We are registering an aggregate of 5,000,000 shares of our common stock for resale by AGS Capital Group, LLC that may be issued under the REF Agreement.  The sale of such shares may depress the market price of our common stock.

We are registering an aggregate of 5,000,000 shares of our common stock under the registration statement for resale by AGS Capital Group, LLC pursuant to the REF Agreement.  The sale of these shares to AGS Capital Group, LLC and into the public market by AGS Capital Group, LLC could depress the market price of our common stock.

Assuming we are able to utilize the maximum amount available under the REF Agreement, existing stockholders could experience substantial dilution upon the issuance of common stock.

Our REF Agreement contemplates the future issuance and sale of up to $2.0 million of our common stock to AGS Capital Group, LLC, subject to certain conditions and limitations.  Depending on possible changes in our stock price, trading volume, and capital needs, as well as the market overall, existing stockholders could experience substantial dilution if we draw the entire $2.0 million, or a significant portion thereof.

We may not have access to the full amount under the REF Agreement.

Our REF Agreement provides that the dollar value that we will be permitted to raise from AGS Capital Group, LLC (subject to the conditions and limitations described elsewhere in this prospectus) for each draw down will be the greater of $500,000 or 500% of the quotient obtained by dividing the average daily trading volume for the ten days immediately preceding the notice of Advance, as reported by Bloomberg or comparable financial news service, by the VWAP; however, the amount of an Advance will automatically be reduced by 40% for each day during the Pricing Period that the VWAP for that day does not meet or exceed 98% of the average closing price of our common stock for the ten trading days prior to the notice of Advance.  In addition, the Advance will automatically be reduced by 20% if trading in our common stock is halted for any reason during the Pricing Period.    Thus, there can be no assurance that we will be able to access the amounts that we desire under the REF Agreement in the time period in which we desire to do so.

AGS Capital Group, LLC will pay less than the then-prevailing market price for our common stock.

The common stock to be issued to AGS Capital Group, LLC pursuant to the REF Agreement will be purchased at an 8% discount to the lowest VWAP of the common stock during the five consecutive trading days immediately following the date of our notice to AGS Capital Group, LLC of our election to sell shares pursuant to the REF Agreement.  AGS Capital Group, LLC has a financial incentive to sell our common stock immediately upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price. If AGS Capital Group, LLC sells the shares, the price of our common stock could decrease.  If our stock price decreases, AGS Capital Group, LLC may have a further incentive to sell the shares of our common stock that it holds.  These sales may put further downward pressure on our stock price.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in this prospectus contain forward-looking statements.  We sometimes use words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should” “will” and similar expressions, as they relate to us, our management and our industry, to identify forward-looking statements.  Forward-looking statements relate to our expectations, beliefs, plans, strategies, prospects, future performance, anticipated trends and other future events.  Specifically, this prospectus and the information incorporated by reference in this prospectus contain forward-looking statements relating to, among other things:

•	our revenue;
•	our primary operating costs and expenses;
•	capital expenditures;
•	operating lease arrangements;
•	evaluation of possible acquisitions of, or investments in business, products and technologies; and
•	sufficiency of existing cash to meet operating requirements.

These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s past results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements.  Actual results may differ materially.  Some of the risks, uncertainties and assumptions that may cause actual results to differ from these forward-looking statements are described in “Risk Factors” and elsewhere in this prospectus, and may also be found in an accompanying prospectus supplement and in information incorporated by reference.

You should read this prospectus, the documents that we filed as exhibits to the registration statement of which this prospectus is a part and the documents that we incorporate by reference in this prospectus completely and with the understanding that our future results may be materially different from what we expect.  We qualify all of our forward-looking statements by these cautionary statements, and we assume no obligation to update these forward-looking statements publicly for any reason.

SELLING STOCKHOLDER

This prospectus relates to the possible resale by the selling stockholder, AGS Capital, LLC of shares of common stock that we may issue or have issued pursuant to the Reserve Equity Financing Agreement, or REF Agreement, that we entered into with AGS Capital Group, LLC on May 10, 2010.  We are filing the registration statement of which this prospectus is a part pursuant to the provisions of the registration rights agreement we entered into with AGS Capital Group, LLC on May 10, 2010.

AGS Capital Group, LLC may from time to time offer and sell pursuant to this prospectus any or all of the shares that it acquires under the REF Agreement.

The following table presents information regarding AGS Capital Group, LLC and the shares that it may offer and sell from time to time under this prospectus. This table is prepared based on information supplied to us by AGS Capital Group, LLC.  As used in this prospectus, the term “selling stockholder” includes AGS Capital Group, LLC and any donees, pledgees, transferees or other successors in interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge or other non-sale related transfer.  The number of shares in the column “Number of Shares Being Offered” represents all of the shares that the selling stockholder may offer under this prospectus. The selling stockholder may sell some, all or none of its shares.  We do not know how long the selling stockholder  will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.

Name of Beneficial Owner	Shares Beneficially Owned Prior to the Offering				Number of Shares Offered	Shares Beneficially Owned After the Offering
	Number		Percent			Number	Percent
AGC Capital Group, LLC(1)	5,000,000	(2)	12.5%	(3)	5,000,000	—	—

(1)           The address of AGS Capital Group, LLC is: 2 Water Street, 17th Floor, New York, New York

(2)           Consists of 5,000,000 shares of common stock issuable under the REF Agreement that we entered into with AGS Capital Group, LLC on May 10, 2010, including 141,593 shares payable to AGS Capital Group, LLC as a fee on or prior to the first business day following the effective date of the registration statement covering this prospectus. For the purposes hereof, we assumed the issuance of the 5,000,000 shares of common stock issuable pursuant to the REF Agreement, but no additional shares of common stock potentially issuable pursuant to the REF Agreement. Allen Silberstein has voting and investment control of the securities held by AGS Capital Group, LLC.

(3)          The percentage of shares beneficially owned prior to the offering is based both on 35,096,552 shares of our common stock actually outstanding as of June 29, 2010, and on the assumption that 5,000,000 shares of common stock issuable under the REF Agreement that we entered into with AGS Capital Group, LLC are issued and outstanding as of such date.

WHERE YOU CAN FIND MORE INFORMATION
AND INCORPORATION BY REFERENCE

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission.  This prospectus does not contain all of the information in the registration statement.  In addition, we file annual, quarterly and special reports, proxy statements and other information with the Commission.  Our Commission filings are available to the public over the Internet at the Commission’s web site at http://www.sec.gov.  You may also read and copy any document we file with the Commission at its public reference facilities at 100 F Street, N.E., Washington, DC 20549.  You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission at 100 F Street, N.E., Washington, DC 20549.  Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.  Our Commission filings are also available at the office of the NASDAQ Stock Market, One Liberty Plaza, 165 Broadway, New York, New York 10006.  For further information on obtaining copies of our public filings at the NASDAQ Stock Market, you should call 212-401-8700.

We “incorporate by reference” into this prospectus the information we file with the Commission (Commission file number 000-30428), which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is an important part of this prospectus.  Information that we file with the Commission after the date of this prospectus will automatically update this prospectus.  We incorporate by reference the documents listed below, and any filings we make with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus (except for information furnished and not filed with the Commission in a Current Report on Form 8-K):

•	our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Commission on March 25, 2010;
•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the Commission on May 11, 2010;
•
our Current Reports on Form 8-K, dated December 17, 2009 (filed February 5, 2010), dated January 11, 2010 (except the portions deemed furnished and not filed, filed January 11, 2010), dated February 16, 2010 (filed February 17, 2010), dated February 25, 2010 (except the portions deemed furnished and not filed, filed February 26, 2010), dated March 16, 2010 (filed March 22, 2010), dated March 25, 2010 (except the portions deemed furnished and not filed, filed March 25, 2010), dated April 13, 2010 (filed April 16, 2010), dated May 10, 2010 (except the portions deemed furnished and not filed, filed May 11, 2010), dated May 26, 2010 (except the portions deemed furnished and not filed, filed May 26, 2010), dated June 1, 2010 (except the portions deemed furnished and not filed, filed June 3, 2010), dated June 14, 2010 (filed June 14, 2010), dated June 16, 2010 (filed June 18, 2010), and dated June 23, 2010 (except the portions deemed furnished and not filed, filed June 25, 2010); and

•
the description of our common stock, which is contained in our registration statement on Form 10, filed with the Commission on November 24, 1999, pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, as updated in any amendment or report filed for the purpose of updating such description.

Information furnished by us in Current Reports on Form 8-K under Items 2.02 and 9.01 is expressly not incorporated by reference in this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits that are specifically incorporated by reference into such documents.  You may request a copy of these filings at no cost, by writing to or telephoning us at:

Vertro, Inc.
143 Varick Street
New York, New York 10013
Attention:  John B. Pisaris, General Counsel
(212) 231-2000

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock offered by AGS Capital Group, LLC pursuant to this prospectus; however, we will receive proceeds from the sale of our common stock to AGS Capital Group, LLC, pursuant to the REF Agreement.  Unless otherwise indicated in the prospectus supplement, we intend to use the net proceeds from the sale of securities under the REF Agreement for general corporate purposes, which may include additions to working capital, repayment or redemption of existing indebtedness and financing capital expenditures and acquisitions.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is only a summary and is subject to the provisions of our amended and restated certificate of incorporation, or certificate of incorporation, and our amended and restated by-laws, or by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part, and provisions of applicable law.

Our articles of incorporation authorize our board of directors to issue 200,000,000 shares of common stock, $0.001 par value per share, and 500,000 shares of preferred stock, $0.001 par value per share.  As of May 5, 2010, 34,438,657 shares of common stock were outstanding, and no shares of preferred stock were issued and outstanding.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to be voted upon.  Stockholders are not entitled to cumulate votes for the election of directors.  Common stockholders are entitled to share ratably in any dividends that may be declared by the board of directors out of funds legally available therefor.  Holders of common stock do not have preemptive, redemption, conversion or other preferential rights and, upon the liquidation, dissolution or winding up of our company, are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference, if any, which may be granted to the holders of preferred stock.  All shares outstanding before this offering are, and the shares to be issued in this offering will be, validly issued, fully paid and non-assessable.  The rights, preferences and privileges of holders of common stock are subject to the rights, preferences and privileges of holders of any classes or series of preferred stock that we may issue in the future.  Our common stock trades on the NASDAQ Capital Market under the symbol “VTRO.”

Preferred Stock

Our board is empowered, without approval of our stockholders, to cause shares of preferred stock to be issued form time to time in one or more series, with the number of shares of each series and the term of each series as fixed by our board.  Among the specific matters that may be determined by our board are:

•	the designation of each series;
•	the number of shares of each series;
•	the rights in respect of dividends, if any;
•	whether dividends, if any, shall be cumulative or non-cumulative;
•	the terms of redemption, repurchase obligation or sinking fund, if any;
•	the rights in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;
•	rights and terms of conversion, if any;
•	restrictions on the creation of indebtedness, if any;
•	restrictions on the issuance of additional preferred stock or other capital stock, if any;
•	restrictions on the payment of dividends on shares ranking junior to the preferred stock, if any; and
•	voting rights, if any.

No shares of preferred stock are currently outstanding and we have no plans to issue preferred stock.  The issuance of preferred stock, or the issuance of rights to purchase preferred stock, could be used to discourage an unsolicited acquisition proposal.  For example, a business combination could be impeded by the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of such series to block any such transaction.  Alternatively, a business combination could be facilitated by the issuance of a series of preferred stock having sufficient voting rights to provide a required percentage vote of our stockholders.  In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of common stock.  Although prior to issuing any series of preferred stock our board is required to make a determination as to whether the issuance is in the best interests of our stockholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over prevailing market prices of such stock.  Our board does not at present intend to seek stockholder approval prior to any issuance of currently authorized preferred stock, unless otherwise required by law or applicable stock exchange requirements.

Anti-Takeover Provisions Under Delaware Law, our Certificate of Incorporation and our By-laws.

We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, or DGCL.  Subject to certain exceptions, Section 203 prevents a publicly held corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner.  A “business combination” includes, among other things, a merger or consolidation involving us, and the interested stockholder and the sale of more than 10% of our assets.  In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Interwest Transfer Company located in Salt Lake City, Utah.

PLAN OF DISTRIBUTION

We are registering 5,000,000 shares of common stock under this prospectus on behalf of AGS Capital Group, LLC to be offered by AGS Capital Group, LLC for its own account acquired by it pursuant to the terms of the REF Agreement more fully described under the section above entitled “Prospectus Summary – Reserve Equity Financing Agreement.”

Except as described below, to our knowledge, AGS Capital Group, LLC has not entered into any agreement, arrangement, or understanding with any particular broker or market maker with respect to the shares of common stock offered hereby, nor, except as described below, do we know the identity of any brokers or market makers that may participate in the sale of the shares.

AGS Capital Group, LLC may decide not to sell any shares.  AGS Capital Group, LLC may from time to time offer some or all of the shares of common stock through brokers, dealers, or agents who may receive compensation in the form of discounts, concessions, or commissions from the selling stockholder and/or the purchasers of the shares of common stock for whom they may act as agent.  In effecting sales, broker-dealers that are engaged by the selling stockholder may arrange for other broker-dealers to participate.  AGS Capital Group, LLC is an “underwriter” within the meaning of the Securities Act.  Any brokers, dealers, or agents who participate in the distribution of the shares of common stock may also be deemed “underwriters,” and any profits on the sale of the shares of common stock by them and any discounts, commissions, or concessions received by any such brokers, dealers, or agents may be deemed to be underwriting discounts and commissions under the Securities Act.  AGS Capital Group, LLC has advised us that it may effect resales of our common stock through any one or more registered broker-dealers.  Because the selling stockholder is deemed to be an underwriter, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12, and 17 of the Securities Act, and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

AGS Capital Group, LLC will act independently of us in making decisions with respect to the timing, manner, and size of each sale.  The shares of common stock may be sold according to one or more of the following methods:

•	on the NASDAQ Capital Market or on such other exchange or market where our stock is traded;
•	in block trades;
•
a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent buy may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;
•	an over-the-counter distribution in accordance with the FINRA rules;
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•	private negotiated transactions;
•	a combination of such methods of sale; and
•	any other applicable method permitted pursuant to law.

AGS Capital Group, LLC will make such sales at fixed prices that may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing prices, or at negotiated prices.  AGS Capital Group, LLC is not restricted as to the price at which it may sell shares offered by this prospectus.

Any broker-dealer participating in such transactions may receive commissions from AGS Capital Group, LLC (and, if they act as agent for the purchaser of such shares, from such purchaser).  Broker-dealers may agree with AGS Capital Group, LLC to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for AGS Capital Group, LLC, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to AGS Capital Group, LLC.  Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature specified above) on the NASDAQ Capital Market, on the over-the-counter market, in privately-negotiated transactions or otherwise at market prices prevailing at the time of sale or any negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.  To the extent required under the Securities Act, an amendment to this prospectus, or a supplemental prospectus will be filed, disclosing:

•	the name of any such broker-dealers;
•	the number of shares involved;
•	the prices at which such shares are to be sold;
•	the commission paid or discounts or concessions allowed to such broker-dealers, where applicable; and
•	other facts material to the transaction.

Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids.  AGS Capital Group, LLC and any other persons participating in the sale and distribution of the shares will be subject to applicable provisions of the Exchange Act and the rule sand regulations thereunder including, without limitation, Regulation M.  These provisions may restrict certain activities of, and limit the timing of, purchases by AGS Capital Group, LLC or other persons or entities.  Further, under Regulation M, persons engaged in a distribution of securities are prohibited form simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to special exceptions or exemptions.  Regulation M may restrict the ability of any person engaged in the distribution of securities to engage in market-making and certain other activities with respect to those securities.  In addition, the anti-manipulation rules under the Exchange Act may apply to sale of the securities in the market.  All of these limitations may affect the marketability of shares and the ability of any person to engage in market-making activities with respect to the securities.

We have agreed to pay the expenses of registering the shares of common stock under the Securities Act, including registration, filing fees, printing expenses, administrative expenses and certain legal and accounting fees.  AGS Capital Group, LLC will bear all discounts, commissions, or other amounts payable to underwriters, dealers or agents, as well as transfer taxes and certain other expenses associated with the sale of securities.

Under the terms of the REF Agreement and the registration rights agreements with AGS Capital Group, LLC, we have agreed to indemnify AGS Capital Group, LLC and certain other persons against certain liabilities in connection with the offering of the shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.

At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed.  Such prospectus supplement or post-effective amendment will be filed with the SEC, to reflect the disclosure required additional information with respect to the distribution of the shares of common stock.  We may suspend the sale of shares by the selling stockholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

LEGAL MATTERS

The validity of the shares offered hereby has been passed upon for us by Porter, Wright, Morris & Arthur LLP, 41 South High Street, Columbus, Ohio, 43215.

EXPERTS

The consolidated financial statements as of December 31, 2009 and 2008 and for each of the two years in the period ended December 31, 2009, incorporated in this prospectus have been so incorporated in reliance on the report of BDO USA, LLP, independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The following table sets forth the expenses expected to be incurred by our company in connection with the issuance and distribution of the securities being registered.

SEC registration fee	$204
Legal fees and expenses	$15,000
Accounting fees	$12,500
Printing expenses	$1,000
Miscellaneous	$3,796

Total	$32,500

Item 15.    Indemnification of Directors and Officers.

(a)           Article IX of our Amended and Restated by-laws, or by-laws, provides that we shall, to the fullest extent permitted by applicable law as then in effect, indemnify any person who is or was involved or threatened to be made so involved in any action by reason of the fact that he or she is or was a director or officer of our Company, or is or was serving at our request as a director or officer of another entity; provided that we shall indemnify a person seeking indemnification in connection with an action initiated by such person only if: (i) required by law; (ii) authorized by its board of directors; (iii) pursuant to the powers vested in our Company by the Delaware General Corporation Law (the “DGCL”); or (iv) to establish a right of indemnification under an indemnity agreement or any other law or as required by section 145 of the DGCL.  The right to indemnification includes the right to receive payment of expenses in advance of the final disposition of the proceeding; provided that we shall only make a payment of expenses in advance upon receipt of an undertaking by the indemnified person to repay all advanced amounts should it ultimately be determined that the person was not entitled to indemnification.  All indemnification rights in Article IX are contract rights.  We also may provide indemnification for employees and agents of our Company by action of our board of directors.  Article IX expressly states that no amendment to the by-laws or our amended and restated certificate of incorporation, or certificate of incorporation, shall adversely affect any right to indemnification for acts occurring prior to such amendment.  The right of indemnification is not exclusive of any other rights of indemnification that may be available.

In determining the right to indemnification, we have the burden of proving that the indemnitee has not met the applicable standard of conduct.  If successful in whole or in part in such a proceeding, the indemnitee is entitled to be indemnified for expenses incurred in connection with such proceeding.  All reasonable expenses incurred by an indemnitee in connection with any proceeding shall be advanced by us after receipt of a statement from the indemnitee requesting such advance.  If a claim for indemnification is not paid by us within ninety (90) days after a written claim has been received by us, the indemnitee may at any time thereafter bring suit against us to recover the unpaid amount of the claim.

Article IX provides that we may purchase and maintain insurance in connection with any expenses, liability or loss relating to any proceeding, whether or not we would have the power to indemnify the officer, director, employee, agent, attorney, trustee or representative.  We also may enter into indemnification contracts with any of the foregoing persons, which contracts are deemed specifically approved and authorized by the stockholders.

(b)           Under Section 145 of the DGCL, indemnification of any person who is or was a party or threatened to be made so in any action by reason of the fact that he is or was a director, officer, employee or agent of the corporation or was serving in such capacity for another corporation or other enterprise at the request of the corporation is permitted against expenses, fines and amounts paid in settlement actually and reasonably incurred by him in such proceeding where the indemnified person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in criminal actions, where he had no reasonable cause to believe his conduct was unlawful.  Indemnification is also permitted in lawsuits brought by or on behalf of the corporation if the standards of conduct described above are met, except that no indemnification is permitted in respect to any matter in which the person is adjudged to be liable to the corporation unless a court shall determine that indemnification is fair and reasonable in view of all the circumstances of the case.  Indemnification against expenses (including attorneys’ fees) actually and reasonably incurred by directors, officers, employees and agents is required under Section 145 of the DGCL in those cases where the person to be indemnified has been successful on the merits or otherwise in defense of a proceeding of the type described above.  In cases where indemnification is permissive, a determination as to whether the person met the applicable standard of conduct must be made (unless ordered by a court) by majority vote of the disinterested directors, by independent legal counsel, or by the stockholders.  Such indemnification rights are specifically not deemed to be exclusive of other rights of indemnification by agreement or otherwise and the corporation is authorized to advance expenses incurred prior to the final disposition of a matter upon receipt of an undertaking to repay such amounts on a determination that indemnification was not permitted in the circumstances of the case.

(c)           Under Section 145 of the DGCL and Article IX of the by-laws, we may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of our Company, or who serves as a director, officer, employee or agent of another corporation or other enterprise, against liability asserted against or incurred by such person in any such capacity whether or not we would have the power to provide indemnity under Section 145 or the by-laws.  We have obtained insurance which, subject to certain exceptions, insures the directors and officers of our Company and our subsidiaries.

(d)           As permitted by Section 102(b)(7) of the DGCL, Article SEVENTH of our certificate of incorporation provides that a director of our Company  shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for any unlawful payment of a dividend or unlawful stock purchase or redemption; or (iv) for any transaction from which the director derived any improper personal benefit.

The above discussion of our by-laws, certificate of incorporation, and of Section 145 of the DGCL is not intended to be exhaustive and is respectively qualified in its entirety by such by-laws, certificate of incorporation and statutes.

Item 16.  Exhibits.

Exhibit Number	Footnote	Exhibit Description

2.1	(a)	Asset Purchase Agreement dated as of March 12, 2009 among MIVA, Inc., B & B Advertising, Inc., MIVA (UK) Limited, U.S. Acquisition Sub, Inc., Ajax Media Ltd., and Adknowledge, Inc.

2.2	(b)	Certificate of Ownership and Merger, Merging MIVA Renaming Corp. into Findwhat.com, Inc.

2.3	(c)	Certificate of Ownership and Merger, Merging MIVA Name Change Inc. into MIVA, Inc.

4.1	(d)	Amended and Restated Certificate of Incorporation of Vertro, Inc. (formerly known as FindWhat.com, Inc.)

4.2	(d)	Amended and Restated By-laws of Vertro, Inc. (formerly known as FindWhat.com, Inc.)

4.3	(e)	Reserve Equity Financing Agreement, dated May 10, 2010, by and between AGS Capital Group, LLC and Vertro, Inc.

4.4	(e)	Registration Right Agreement, dated May 10, 2010, by and between AGS Capital Group, LLC and Vertro, Inc.

5.1	*	Opinion of Porter, Wright, Morris & Arthur LLP.

23.1	*	Consent of Porter, Wright, Morris & Arthur LLP (included in Exhibit 5).

23.2	*	Consent of BDO USA, LLP.

24.1	**	Power of Attorney.

____________
*	Filed herewith.

**	Filed previously.

(a)	Incorporated by reference to the exhibit previously filed on March 18, 2009 with Vertro’s Form 8-K.

(b)	Incorporated by reference to the exhibit previously filed on June 16, 2005 with Vertro’s Form 8-K/A.

(c)	Incorporated by reference to the exhibit previously filed on June 9, 2009 with Vertro’s Form 8-K.

(d)	Incorporated by reference to the exhibit previously filed on September 3, 2004 with Vertro’s Form 8-K.

(e)	Incorporated by reference to the exhibit previously filed on May 11, 2010 with Vertro’s Form 8-K.

Item 17.  Undertakings.

(a)	The undersigned hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)            Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)           Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes that:

(1)           For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)           For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, July 2, 2010.

VERTRO, INC.
By:	/s/ Peter A. Corrao Peter A. Corrao, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Peter A. Corrao	President, Chief Executive	July 2, 2010
Peter A. Corrao	Officer and Director
(principal executive officer)

/s/ James G. Gallagher	Chief Financial Officer	July 2, 2010
James G. Gallagher	(principal financial and accounting
officer)

*/s/ Lawrence Weber	Chairman of the Board of Directors	July 2, 2010
Lawrence Weber

*/s/ Gerald W. Hepp	Director	July 2, 2010
Gerald W. Hepp

*/s/ Joseph P. Durrett	Director	July 2, 2010
Joseph P. Durrett

*/s/ Adele Goldberg	Director	July 2, 2010
Adele Goldberg

*/s/ Lee S. Simonson	Director	July 2, 2010
Lee S. Simonson

*By: /s/ Peter A. Corrao
Peter A. Corrao, attorney-in-fact
for each of the persons indicated

Exhibit Index

Exhibit Number	Footnote	Exhibit Description

2.1	(a)	Asset Purchase Agreement dated as of March 12, 2009 among MIVA, Inc., B & B Advertising, Inc., MIVA (UK) Limited, U.S. Acquisition Sub, Inc., Ajax Media Ltd., and Adknowledge, Inc.

2.2	(b)	Certificate of Ownership and Merger, Merging MIVA Renaming Corp. into Findwhat.com, Inc.

2.3	(c)	Certificate of Ownership and Merger, Merging MIVA Name Change Inc. into MIVA, Inc.

4.1	(d)	Amended and Restated Certificate of Incorporation of Vertro, Inc. (formerly known as FindWhat.com, Inc.)

4.2	(d)	Amended and Restated By-laws of Vertro, Inc. (formerly known as FindWhat.com, Inc.)

4.3	(e)	Reserve Equity Financing Agreement, dated May 10, 2010, by and between AGS Capital Group, LLC and Vertro, Inc.

4.4	(e)	Registration Right Agreement, dated May 10, 2010, by and between AGS Capital Group, LLC and Vertro, Inc.

5.1	*	Opinion of Porter, Wright, Morris & Arthur LLP.

23.1	*	Consent of Porter, Wright, Morris & Arthur LLP (included in Exhibit 5).

23.2	*	Consent of BDO USA, LLP.

24.1	**	Power of Attorney.

____________
*	Filed herewith.

**	Filed previously.

(a)	Incorporated by reference to the exhibit previously filed on March 18, 2009 with Vertro’s Form 8-K.

(b)	Incorporated by reference to the exhibit previously filed on June 16, 2005 with Vertro’s Form 8-K/A.

(c)	Incorporated by reference to the exhibit previously filed on June 9, 2009 with Vertro’s Form 8-K.

(d)	Incorporated by reference to the exhibit previously filed on September 3, 2004 with Vertro’s Form 8-K.

(e)	Incorporated by reference to the exhibit previously filed on May 11, 2010 with Vertro’s Form 8-K.